Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                            30 October 2008

                          WPP QUARTERLY TRADING UPDATE
                          ----------------------------

                   THIRD QUARTER REPORTED REVENUES UP OVER 16%
                   -------------------------------------------

                   THIRD QUARTER LIKE-FOR-LIKE REVENUES UP 3%
                   ------------------------------------------

              REPORTED REVENUES UP ALMOST 15% IN FIRST NINE MONTHS
              ----------------------------------------------------

            LIKE-FOR-LIKE REVENUES UP ALMOST 4% IN FIRST NINE MONTHS
            --------------------------------------------------------

            OPERATING MARGIN IN FIRST NINE MONTHS FLAT WITH LAST YEAR
            ---------------------------------------------------------


Revenue Growth - Third Quarter

In the third quarter, as shown in appendix 1, reported revenues rose by 16.2% to (pound)1.719 billion. Revenues, in constant currencies, were up 6.0%, primarily reflecting the strength of the Euro and US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was 3.0%.

As shown in appendix 1, on a constant currency basis, the geographical pattern of revenue growth varied significantly in the third quarter. Asia Pacific, Latin America, Africa and the Middle East continued to grow strongly, up 16.5%, only slightly slower than in the first half. Continental Europe grew at 7.2%, up over first half growth of 4.8%, reflecting a counter-cyclical strengthening in Western Continental Europe. Central and Eastern Europe also continued the strong growth seen in the first half with revenues up 16.3%, compared with 15.4% in the second quarter. The United Kingdom saw some softening compared with the first half, with constant currency growth of 2.9%, compared to 4.6% in the first half. North America was the weakest region with flat revenues, compared with first half growth of over 6%. Overall, the second, more severe leg of the financial crisis, which started a few months ago, has had most impact on the communications services markets of the United States and United Kingdom, following the tightening seen in the second quarter in the United States and Western Europe.

By communications services sector, growth was more balanced, with advertising and media investment management and public relations and public affairs showing the strongest growth, with revenues up over 7%, followed by branding & identity, healthcare and specialist communications up 4.4% and information, insight and consultancy up 4.0%.

Like-for-like growth across the quarter was similar in all three months, although below original expectations.

Revenue Growth - Nine Months

In the first nine months of 2008, reported revenues were (pound)5.059 billion, up 14.9%. In constant currencies, revenues were up 7.4%, again chiefly reflecting the strength of the Euro and the US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 3.8%.

As shown in appendix 2, on a constant currency basis, the pattern of revenue growth by region varied significantly in the first nine months. Overall revenue growth was 7.4%, a slight decrease on the first half. Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, as it was in the first half, with revenue up over 17% and with third quarter revenue growth similar to the first half. Continental Europe grew at 5.5%, with marked differences between Western Continental Europe up 3.6% and Central and Eastern Europe up 18.4%, although, as mentioned above, Western continental Europe, somewhat surprisingly, accelerated in the third quarter. North America grew at over 4%, although the credit crunch seems to have had the most significant impact on this region in the third quarter, with the greatest impact on the Group's healthcare and specialist communications businesses. The United Kingdom grew the slowest in constant currencies at 4% and also saw some softening of revenue growth in the third quarter, principally in the Group's healthcare, financial public relations and specialist communications businesses.

By communications services sector, again, growth was more balanced - although branding & identity, healthcare and specialist communication showed the strongest growth of over 11%, despite the slowdown seen in the third quarter as our project-based businesses came under some pressure. Public relations and public affairs continued to grow strongly by over 8%, reflecting the positive impact of polling techniques and social networks on client spending. Information, insight and consultancy and advertising and media investment management continued to grow at over 6% and 5% respectively.

In the Group's interim results, additional information was provided showing the first half results in reportable US dollars, to allow for better comparison with a number of our competitors, which report in US dollars. Appendix 3 shows revenue growth by geography and communications services sector in reportable US dollars for the first nine months. This shows, for example, that US dollar reportable revenues were up 8.5% in the third quarter and 12.4% for the first nine months.


New Business

Net new business billings of (pound)885 million ($1.726 billion) were won during the third quarter. Net new business billings won in the first nine months of 2008 were $4.245 billion. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients and ranking number one year-to-date, in two of the three new business league tables.

Current Trading

In the first nine months, the Group's headline operating margin was flat with last year, primarily reflecting average like-for-like headcount growing approximately 1 percentage point faster at 4.7%, than like-for-like revenue growth of 3.8%. The first nine months of 2008 have seen reasonable like-for-like revenue growth of almost 4%, although this is lower than our original expectations, mainly in the third quarter, as the "Beijing Bounce" did not materialise to the extent forecast.

The third quarter revised forecasts submitted by our operating companies, which include revenue forecasts for the fourth quarter, appear cautious and our third quarter revised forecast reviews to be held in New York over the next two weeks will examine them thoroughly. Everything will be done to try to achieve our improved operating margin target of 15.5% for 2008, although attaining this will not be easy.

There is no doubt that the disintegration in the financial markets, which started in the so-called sub-prime markets over a year ago in August 2007 and accelerated sharply in the last few weeks with the collapse, absorption and restructuring of major commercial and investment banks and financial institutions on both sides of the Atlantic, has had and will continue to have, a significant negative effect on consumer and corporate confidence. As a result, 2009 will be a very tough year. However, although GDP growth will be flat or even negative in Western markets, such as North America and Western Europe, the BRICs and Next 11 markets, although coupled and slowing as a result, may grow at rates up to 6% or so, giving a world-wide forecast rate of GDP growth of 2-3%. Some forecasters, although perhaps in a minority, believe financial markets may start to recover by the middle of 2009 and the real world in 2010.

At the same time, the revival of Keynesian economic policy and eclipse of Friedmanite monetarism, along with state-directed capitalism, have pumped and will pump massive amounts of liquidity into the system, possibly resulting in a surge in inflation, not unhelpful, at least, in the early stages of an upturn in stimulating economic activity. Our budgets for 2009 are being worked on now and will be finalised at the end of December 2008. It is still likely that rates of like-for-like revenue growth, particularly by region, will vary significantly in 2009, as in 2008 and that communication services rates of growth will again be more balanced. Whatever the pattern, it is not likely that our budget will reflect the Armageddon currently predicted by the fall in stock prices.


Balance Sheet and Cash Flow

The Group continues its strategy of using free cash flow to enhance share owner value, through a combination of necessary capital expenditure, strategic acquisitions, dividends and share buy-backs.

In the first nine months of 2008, the Group continued to make small- and medium-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been concentrated in advertising and media investment management in the United States, the United Kingdom, France, the Netherlands, Switzerland, Ukraine, the Middle East, Argentina, Brazil, Chile, Guatemala, Australia, China, Singapore and Vietnam; in information, insight & consultancy in the United States, the United Kingdom, Spain and India; in public relations and public affairs in the United Kingdom, China and India; in direct, internet and interactive in the United States, the Czech Republic, Denmark,

France, Russia, China, India, Japan and Malaysia; and in branding and identity in the Netherlands.

On 9 July, WPP announced an offer to acquire the whole of the issued share capital of Taylor Nelson Sofres plc ("TNS"), on the basis of 173p in cash and
0.1889 of a WPP ordinary share for every TNS share. On 29 October 2008, the offer became wholly unconditional and based on the WPP closing share price on that day of (pound)3.325 per share, WPP's offer values a TNS share at approximately (pound)2.358 and values the TNS equity at approximately (pound)1.0 billion. TNS, which is one of the world's leading market research brands, will retain its identity, whilst becoming part of Kantar, the Group's information, insight and consultancy business. Together, they will rank as one of the world's leading data and information groups alongside Nielsen and will enable the Group to broaden its offer in holding or parent company initiatives.

In addition to increasing the dividend at the half year by 20% to 5.19p per share, the Company continues to focus on examining the alternative between increasing dividends and share buy-backs. In the first nine months 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of (pound)5.96 per share and a total cost of (pound)112.2 million, the same figure as announced in the Group's interim results. All of these shares were purchased in the market and subsequently cancelled. As the Group was required to withdraw from the market during the TNS bid, which started at the beginning of May, no further shares have been repurchased until the TNS offer became unconditional on 29 October 2008. It has already been announced, that for two years following the acquisition of TNS, the Group's share buy-back programme will be targetted at 1% per annum and dividend growth targetted at 15% per annum, subject to review by the Board.

Average net debt for the first nine months of 2008 was (pound)1.955 billion, compared to (pound)1.447 billion in the comparable period last year, at 2008 average exchange rates. This represents an increase of (pound)508 million. Net debt at 30 September 2008 was (pound)2.172 billion, against (pound)2.087 billion at the same time last year, at 2008 average exchange rates, an increase of (pound)85 million. Net debt figures reflect (pound)838 million spent on capital expenditure, acquisitions and earnout payments, and share buy-backs and dividends in the previous 12 months, more than offset by operating cash flow before these items, over the same period, of (pound)940 million.

The Grey Global Group Inc. US $150 million 5% convertible debentures were redeemed at par for cash and accrued interest on 29 October 2008. These bonds were assumed as part of the acquisition of Grey in 2005.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; developing creative leadership and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell      )
Paul Richardson         )   + 44 207-408-2204
Feona McEwan            )

Fran Butera                 + 1 212-632-2235


www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2008

========================================================================================
                                Revenue         Revenue         Revenue         Constant
                                   2008            2007          growth         Currency
Region                         (pound)m        (pound)m        reported        growth(1)
                                                                  08/07            08/07
                                                                      %                %

North America                     596.9           557.1             7.1              0.0

United Kingdom                    224.0           217.6             2.9              2.9

Continental Europe                459.4           366.2             25.5             7.2

Asia Pacific, Latin
America, Africa &
Middle East                       439.0           339.2            29.4             16.5
----------------------------------------------------------------------------------------

Total Group                     1,719.3         1,480.1            16.2              6.0
========================================================================================


========================================================================================
Communications                  Revenue         Revenue         Revenue         Constant
Services                           2008            2007          Growth         Currency
Sector                         (pound)m        (pound)m        Reported        growth(1)
                                                                  08/07            08/07
                                                                      %                %

Advertising & Media
Investment
Management                        785.3           663.2            18.4              7.3

Information, Insight
& Consultancy                     246.7           218.5            12.9              4.0

Public Relations &
Public Affairs                    184.2           157.3            17.1              7.6

Branding & Identity,
Healthcare and
Specialist
Communications                    503.1           441.1            14.1              4.4
----------------------------------------------------------------------------------------

Total Group                     1,719.3         1,480.1            16.2              6.0
========================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2008


========================================================================================
                                Revenue         Revenue         Revenue         Constant
                                   2008            2007          Growth         Currency
Region                         (pound)m        (pound)m        Reported        Growth(1)
                                                                  08/07            08/07
                                                                      %                %

North America                   1,786.7         1,668.9             7.1              4.3

United Kingdom                    674.2           648.0             4.0              4.0

Continental Europe              1,388.8         1,137.7            22.1              5.5

Asia Pacific, Latin
America, Africa &
Middle East                     1,208.8           946.6             27.7            17.2
----------------------------------------------------------------------------------------

Total Group                     5,058.5         4,401.2             14.9             7.4
========================================================================================

========================================================================================
Communications                  Revenue         Revenue         Revenue         Constant
Services                           2008            2007          Growth         Currency
Sector                         (pound)m        (pound)m        Reported        Growth(1)
                                                                  08/07            08/07
                                                                      %                %

Advertising & Media
Investment
Management                      2,306.6         2,023.6            14.0              5.3

Information, Insight
& Consultancy                     733.2           650.3            12.7              6.1

Public Relations &
Public Affairs                    540.3           470.3            14.9              8.5

Branding & Identity,
Healthcare and
Specialist
Communications                  1,478.4         1,257.0            17.6             11.1
----------------------------------------------------------------------------------------

Total Group                     5,058.5         4,401.2            14.9              7.4
========================================================================================

(1)  Constant currency revenue growth excludes the effect of currency movements.

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 30 September 2008

=======================================================================
                                Revenue         Revenue         Revenue
                                   2008            2007          Growth
Region                               $m              $m        Reported
                                                                  08/07
                                                                      %

North America                   1,126.2         1,126.0             0.0

United Kingdom                    423.1           439.9            -3.8

Continental Europe                866.8           740.2            17.1

Asia Pacific, Latin
America, Africa &
Middle East                       829.1           685.6            20.9
-----------------------------------------------------------------------

Total Group                     3,245.2        2,991.7              8.5
=======================================================================

=======================================================================
Communications                  Revenue        Revenue          Revenue
Services                           2008           2007           Growth
Sector                               $m             $m         Reported
                                                                  08/07
                                                                      %

Advertising & Media
Investment
Management                      1,482.0        1,344.0             10.3

Information, Insight
& Consultancy                     465.8          441.7              5.5

Public Relations &
Public Affairs                    347.7          318.0              9.3

Branding & Identity,
Healthcare and
Specialist
Communications                    949.7          888.0              6.9
-----------------------------------------------------------------------
Total Group                     3,245.2        2,991.7              8.5
=======================================================================

Appendix 4: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2008

=======================================================================
                                Revenue         Revenue         Revenue
                                   2008            2007          Growth
Region                               $m              $m        Reported
                                                                  08/07
                                                                      %

North America                   3,476.1         3,317.6             4.8

United Kingdom                  1,312.2         1,288.1             1.9

Continental Europe              2,702.3         2,267.6            19.2

Asia Pacific, Latin
America, Africa &
Middle East                     2,349.3         1,883.2            24.8
-----------------------------------------------------------------------

Total Group                     9,839.9         8,756.5            12.4
=======================================================================

=======================================================================
Communications                  Revenue        Revenue          Revenue
Services                           2008           2007           Growth
Sector                               $m             $m         Reported
                                                                  08/07
                                                                      %

Advertising & Media
Investment
Management                      4,486.6        4,029.0             11.4

Information, Insight
& Consultancy                   1,426.6        1,292.7             10.4

Public Relations &
Public Affairs                  1,050.8          935.0             12.4

Branding & Identity,
Healthcare and
Specialist
Communications                  2,875.9        2,499.8             15.0
-----------------------------------------------------------------------

Total Group                     9,839.9        8,756.5             12.4
=======================================================================